Exhibit 99.1

Tricon Completes the Sale of its Interest in U.S. Multi-family Portfolio for $315 Million of Proceeds

TORONTO--(BUSINESS WIRE)--October 18, 2022--Tricon Residential Inc. (“Tricon” or the “Company”) (NYSE: TCN, TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, confirmed today the closing of the previously announced sale of its 20% equity interest in a portfolio of 23 Sun Belt apartment buildings to a vertically integrated residential real estate investment and property management company, which will assume all asset and property management responsibilities for the portfolio after a customary transition period.

The sale resulted in gross proceeds of approximately $315 million to Tricon. The Company intends to use the net sale proceeds primarily to repay outstanding debt on its corporate credit facility, enhancing its balance sheet flexibility to pursue future growth in its core single-family rental business. Tricon also intends to use a portion of the proceeds to repurchase common shares under the normal course issuer bid announced on October 13, 2022.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 34,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Forward-Looking Information

This press release contains forward-looking statements and information relating to expected future events and the Company’s financial and operating results and projections that involve risks and uncertainties, including statements regarding the Company’s intentions, growth and investment opportunities, and performance goals and expectations. Such forward-looking information is typically indicated by the use of words such as “will”, “may”, “expects” or “intends”. The forward-looking statements and information contained in this press release include, without limitation, statements regarding: the Company’s use of the net transaction proceeds and the expected debt reduction and balance sheet impact of that use.

If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks and uncertainties include, but are not limited to, the inability to complete the transaction described herein due to the failure to satisfy its requisite conditions, and other risk factors described in the Company’s continuous disclosure materials from time to time, available on SEDAR at www.sedar.com. Accordingly, although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts

Investors

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com

Media

Tara Tucker
Vice President, Communications

Email: mediarelations@triconresidential.com